Consent of Independent Registered Public Accounting Firm
The Board of Directors
Hampton Roads Bankshares, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-182666, 333-178640, 333-159104, 333-139968, 333-134583, and 333-64346) on Form S-8 of Hampton Roads Bankshares, Inc. of our report dated June 28, 2016, with respect to the statements of assets available for benefits of the VBA Defined Contribution Plan for Hampton Roads Bankshares, Inc. (the "Plan") as of December 31, 2015 and 2014, the related statements of changes in assets available for benefits for the years then ended, and the supplemental schedule of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015), which report appears in the December 31, 2015 annual report on Form 11-K of the VBA Defined Contribution Plan for Hampton Roads Bankshares, Inc.

/s/ KPMG LLP
Norfolk, Virginia
June 28, 2016